Julie Selway
17 Frood Road, Suite 2
Sudbury, Ontario, Canada, P3C 4Y9
Telephone: 705-671-1801
Email: jselway@cciconline.ca

CERTIFICATE OF AUTHOR

I, Julie Selway, do hereby certify that:

1. I am a Senior Project Geologist for the geological consulting firm of Caracle Creek International Consulting Inc. Canada (CCIC).
2. I hold the following academic qualifications: B.Sc. (Hons) Geology (1991) Saint Mary's University; M.Sc. Geology (1993) Lakehead University; Ph.D. Mineralogy (1999) University of Manitoba.
3. I am a member of the Association of Professional Geoscientists of Ontario (Member #0738). I am a member in good standing of the Mineralogical Association of Canada, Geological Association of Canada and Mineralogical Society of America.
4. I have worked as a geologist for 15 years with academia and industry on a variety of exploration properties such as gold, Ni-Cu-PGE and rare-element pegmatites.
5. I have had no prior involvement with the Property that forms the subject of this Technical Report.
6. I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.
7. I am independent of the parties involved in the transaction for which this report is required, other than providing consulting services.
8. I have read NI-43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.
9. I am jointly responsible for the preparation of the Technical Report titled "Independent Technical Report Cinco de Mayo Property, Chihuahua State, Mexico", dated October 15, 2008 and prepared for MAG Silver Corp.
10. I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public.

Dated this 15th Day October, 2008.

Respectfully Submitted

Julie Selway, Ph.D., P.Geo.
Senior Project Geologist, CCIC Canada

PROFESSIONAL GEOSCIENTIST
JULIE B. SELWAY
PRACTISING MEMBER
0738
ONTARIO